1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

January 8, 2014	VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, DC     20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.

Form 20-F for the Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-33632

Dear Mr. Humphrey:

This letter confirms our conversation on January 6, 2014, in which I acknowledged receipt of the Staff’s letter dated December 26, 2013 in connection with Brookfield Infrastructure Partners L.P.’s (the “Partnership”) annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2013 and indicated that the Partnership intends to file a response to the Staff’s letter on or about January 31, 2014.

If you have any questions regarding this letter, please contact me at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta